Mail Stop 4561

      							September 15, 2005

Bruno Bonnell
Chief Executive Officer
Atari, Inc.
417 Fifth Avenue
New York, NY 10016

	Re:	Atari, Inc.
		Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 000-27338

Dear Mr. Bonnell:

		We have reviewed your response dated August 31, 2005 and have the following additional comment. Please note that we have limited our review to the matters addressed in the comment below.
We
may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Recapitalization, page F-15

1. We note your response to prior comment number 4 which indicates that the change in conversion privileges to your related party convertible debt with IESA was considered an inducement offer based on the criteria in paragraph 2 of SFAS 84. We further note your references to APB Opinion No. 26, paragraph 20 and EITF Topic No. D-
42 to support your classification of the incremental value of the induced conversion as a reduction to net income to arrive at loss attributable to common shareholders. Please tell us what consideration you gave to paragraph 2 of APB Opinion No. 26, as amended, paragraphs 1 and 5 of SFAS 84 and FASB Technical Bulletin No. 80-1, when determining the appropriateness of applying APB Opinion No. 26 to the inducement offer of your convertible debt. In this regard, clarify why you have determined that APB Opinion No. 26, as amended, should be applied to this transaction as it addresses the accounting for extinguishment of debt, not the accounting for an induced conversion of convertible debt. Further, explain the basis for your conclusion that the inducement of your convertible debt is a capital transaction. We refer you to paragraphs 24 and 25 of SFAS
84. Additionally, address why you believe that the nature of your relationship with the debt holder impacts the classification of the incremental value of the induced conversion.

*****

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, at (202) 551-3224 or me at (202) 551-3730
if
you have any questions regarding our comment on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Bruno Bonnell
Atari, Inc.
September 15, 2005
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